OMB APPROVAL
OMB Number 3235-0058
Expires March 31-2005
Estimated average
Response Hours 2.50
SEC File Number 001-05996
CUSIP Number 23804C 10 3

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

---  Form 10-K

---  Form 20-F

---  Form 11-K

-X-  Form 10-Q

---  Form N-SAR

For Period Ended :  March 31, 2004

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                 DataJungle Software Inc.

Address of Principal Executive Office:   1 Hines Road, Suite 202

City, State and Zip Code:                Ottawa, Ontario, Canada, K2K 3C7

PART II – RULES 12B-25(b) AND (c)

           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-        (b)  The subject annual report, semi-annual report, transition report, on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar

                day following the prescribed due date; or the subject

                quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the

                prescribed due day; and

           (c)  The accountant’s statement or other exhibit required by

                Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

(State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.)

"The financial statements and Management’s Discussion are not completed."

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

        Larry Bruce               613               254-7246 ext 110

     ------------------      ------------        ---------------------

     (Name)                  (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities

     Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

                                                           -X- Yes  --- No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          -X- Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the three months ended March 31, 2004 is estimated at $203,298 ($0.01 per common share) compared to a net loss for the three months ended March 31, 2003 estimated at $111,345 ($0.01 per common share).  The increase in the loss is primarily due to an increase in research and development expenses from approximately $32,000 for the three months ended March 31, 2003 to approximately $117,000 for the three months ended March 31, 2004.  The increase in research and development expenses results primarily from stock related compensation expense and a reduction in research and development related tax credits available to the Company.

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                                        SIGNATURE

DataJungle Software Inc.

(Name of Company)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/  Larry Bruce                     Date:  May 14, 2004

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Title: Vice President - Finance